Exhibit 1

Ned L. Sherwood

151 Terrapin Point

Vero Beach, FL 32963

Tel: (772) 257-6658

July 22, 2021

Ms. Angeliki Frangou

Navios Maritime Partners L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

Dear Angeliki:

After a decade long drought, both the dry bulk and container shipping markets have significantly improved. Via its merger with NMCI and improved shipping day rates and charter durations, it seems like NMM’s operating results will be very positive and generate significant free cash flow.

Given NMM’s reduced debt levels and the improved earnings and cash flow that the Company should experience, we believe that management and the General Partner should endeavor (as always) to reward its LP holders.

Unfortunately, we question the recent actions undertaken by management and Angeliki Frangou as General Partner. The improved dry bulk and container markets have led to increased market values for NMM’s fleet of approximately 95 ships. Analyst reports and recent sales of comparable ships indicate that the asset value of NMM’s fleet is likely worth much more than the aggregate market value of NMM’s stock market capitalization with the undervaluation estimated at 50% or more!

In other words, if analysts are correct, buying an LP share of NMM at the current market is like buying the underlying ships at half price. While management and the general partner might question the exact extent of undervaluation, the recent actions by Angeliki Frangou and management seem imprudent and illogical----in essence, counter to any sound business principles.

Over the past several months, Angeliki and management have announced $200 million of at the money (“ATM”) offerings of LP interests as well as the purchases of approximately $185 million of ships at market values (largely from related parties). This is exact opposite of what any responsible management team or GP would do. In other words, why would anyone with a fleet of ships valued at approximately 50 cents on the dollar sell them to others at this discount (which is essentially what issuing ATM equity is doing) in order to buy more ships at 100 cents on the dollar?

In our opinion, these ATM offerings must cease immediately and certain value creating policies by the GP and management be instituted.

We suggest that the following policies be adopted and publicly announced:

1)	NMM cease all ATM LP equity issuance at values less than 85% of a reasonable estimate of fleet value. In fact, NMM should begin LP share buybacks in order to take advantage of the current discounted price.

2)	If NMM continues to trade at approximately 50% or less of market value, the GP should endeavor to sell ships from their fleet to realize proceeds closer to the 100% of market value and pay down debt, buyback LP interests or distribute proceeds to LP holders.

3)	In our opinion, the current debt level at NMM is reasonable (if not below the norm) versus comparable companies, therefore, NMM’s GP and management should set a distribution percentage of no less than 75% of estimated annual free cash flow. MLP’s are supposed to distribute the bulk of their free cash flow to LP holders, and Angeliki Frangou’s erratic policies and reluctance to distribute cash lead to uncertainty and discounted equity valuations.

4)	Given the curious behavior and policies of Angeliki Frangou as GP, we believe an independent investigation should be undertaken to determine whether the GP’s actions are in any way due to conflicts of interest with other related entities. The investigation also should review ship management contracts and compare rates against other ship management entities.

In summary, the adoption of the above policies should provide NMM’s LP holders with a more certain and understandable construct for future GP actions. This should lead to a more stable and higher valuation multiple for NMM’s LP holders (which would also benefit the GP which owns approximately 12.5% of the LP interests).

We hope that Angeliki Frangou takes our suggestions seriously and follows them since we are certain that most LP holders would welcome a clear enumeration of GP policies.

We suggest that other like minded LP holders email NMM and post on social media to voice their thoughts. It is Angeliki Frangou’s responsibility as GP to work solely in the best interests of NMM LP holders----not to correct issues at her other holdings by making illogical and uneconomic decisions to the detriment of NMM.

I hope that you and NMM will fairly consider and then implement my suggestions. I am always available to discuss. You can reach me at the number above or via e-mail at nlsadvisory@gmail.com.

Sincerely,

/s/ Ned L. Sherwood

Ned L. Sherwood